UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Aerpio Pharmaceuticals, Inc.

(Name of issuer)

Common Stock, par value $0.0001

(Title of class of securities)

00810B105

(CUSIP number)

Muneer A. Satter

c/o Satter Management Co., L.P.

676 N. Michigan Avenue, Suite 4000, Chicago, IL 60611

(312) 448-5500

COPY TO:

Robert M. Hayward, P.C.

Kirkland & Ellis LLP

300 N. LaSalle St.

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00810B105	Page 2 of 4

Explanatory Note: The Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on March 27, 2017 (“Original Filing”), is hereby amended by this Amendment No. 1 to Schedule 13D (“Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Original Filing.

(1)	Names of reporting persons Muneer A. Satter
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF; OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,078,017 shares (see Item 5(a))
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 5,078,017 shares (see Item 5(a))
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 5,078,017 shares (see Item 5(a))
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.1%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 00810B105	Page 3 of 4

Item 3.	Source and Amount of Funds.

Item 3 of the Original Filing is amended by adding the following paragraphs immediately following the second paragraph thereof:

Between March 19, 2018 and March 23, 2018, SMTP purchased in the open market an aggregate of 18,000 shares of Common Stock at a weighted average price ranging from $4.8475 to $5.00. The source of funds for the acquisition of shares in the open market was capital committed by the partners of SMTP.

On June 28, 2018, the Company closed a registered public offering of 11,688,000 shares of Common Stock, at a purchase price of $3.85 per share. The Reporting Person acquired beneficial ownership of 1,818,182 shares of Common Stock in the offering for an aggregate purchase price of approximately $7.0 million. The source of funds for the acquisition of shares in the offering was capital committed by the partners of SMTP.

Item 5.	Interest in Securities of the Issuer.

Paragraph (a) of Item 5 of the Original Filing is hereby deleted and replaced as follows:

(a)	Amount beneficially owned as of the date hereof:

In the aggregate, the Reporting Person beneficially owns 5,078,017 shares of Common Stock, consisting of (a) 976,568 shares that are held by the Muneer A. Satter Revocable Trust for which the Reporting Person serves as trustee and, in such capacity, has sole voting and dispositive power over all such shares, (b) 1,145,267 shares that are held by various other trusts and other entities for which the Reporting Person serves as trustee, investment advisor or manager and, in such capacity, has sole voting and dispositive power over all such shares and (c) 2,956,182 shares that are held by SMTP for which the Reporting Person has sole voting and dispositive power over all such shares. The Reporting Person also holds stock options to purchase 21,400 shares of Common Stock, which vest on the earlier of the one year anniversary of the date of grant (June 20, 2019) or the Company’s next annual meeting.

Percent of class:

In the aggregate, the Reporting Persons beneficially own 5,078,017 shares of Common Stock, or 13.1% of the total number of shares of Common Stock outstanding.

All percentages calculated in this Schedule 13D are based upon 38,834,099 shares outstanding (which assumes no exercise of the underwriters’ option to purchase additional shares) as of June 25, 2018, as disclosed in the Company’s Prospectus Supplement filed with the Securities and Exchange Commission (“SEC”) on June 26, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2018

By:	/s/ Muneer A. Satter
Muneer A. Satter